SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

171077100
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
 (Name, address and telephone number of person

authorized to receive notices and communications)

December 30, 2013
(Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,252,937(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

15,252,937 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,252,937 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 5,852,937 shares of common stock held by Frost Gamma Investments Trust and 9,400,000 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(2)	Based on 104,849,075 shares of common stock outstanding as of November 20, 2013.

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,852,937 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

5,852,937 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,852,937 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 104,849,075 shares of common stock outstanding as of November 20, 2013.

1	NAMES OF REPORTING PERSONS: Phillip and Patricia Frost Philanthropic Foundation, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,400,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

9,400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,400,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Held by Phillip and Patricia Frost Philanthropic Foundation, Inc. of which Dr. Phillip Frost is President.

(2)	Based on 104,849,075 shares of common stock outstanding as of November 20, 2013.

ITEM 1.  Security and Issuer

    This Amendment No. 3 to Schedule 13D  amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as amended on August 29, 2011 and July 12, 2012, to Schedule 13D (this “Amendment No. 3”) is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”)  and Phillip and Patricia Frost Philanthropic Foundation, Inc. (“Philanthropic Foundation”, and collectively with Dr. Frost and Gamma Trust,  the “Reporting Persons”), with respect to common stock, $.001 par value per share (“Common Stock”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd Suite G, Irvine, CA 92618.  Information regarding each of the reporting persons is set forth below.

ITEM 2.  Identity and Background

    Item 2 is deleted in its entirety and replaced with the following text:

    Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Miami, Florida 33137.  Dr. Frost is a citizen of the United States.

    The Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

    Phillip and Patricia Frost Philanthropic Foundation, Inc. is a corporation organized under the laws of the State of Florida. The corporation’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

    To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has, within the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

    On December 30, 2013, Dr. Frost transferred 9,400,000 shares of Common Stock to Philanthropic Foundation as a bona fide gift for no consideration.

    There were no additional transactions in the last 60 days.

ITEM 4. Purpose of Transaction.

    The Reporting Persons acquired all shares of Common Stock of the Issuer for investment purposes only.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or other convertible securities which they now own or may hereafter acquire. Neither of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

    The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	15,252,937	(2)	14.6%

Frost Gamma Investments Trust	5,852,937		5.6%

Phillip and Patricia Frost Philanthropic Foundation, Inc.	9,400,000		9.0%
______________
(1)	Percentage based upon 104,849,075 shares of common stock outstanding as of November 20, 2013.

(2)
Includes 5,852,937 shares of common stock held by Frost Gamma Investments Trust and 9,400,000 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

    The Reporting Persons’ responses to Items 3 and 4 to this 13D Amendment No. 3 are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D Amendment No. 3, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    None

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: January 3, 2014	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

Dated: January 3, 2014	PHILLIP AND PATRICIA FROST PHILANTHROPIC FOUNDATION, INC.

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc.

AGREEMENT TO FILE JOINT SCHEDULE 13D

    Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of ChromaDex Corp, a Delaware corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 3, 2014	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: January 3, 2014	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

Dated: January 3, 2014	PHILLIP AND PATRICIA FROST PHILANTHROPIC FOUNDATION, INC.

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. President